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                                                                     EXHIBIT 3.2

                          CERTIFICATE OF AMENDMENT OF
                        CERTIFICATE OF INCORPORATION OF
                           STILLWATER MINING COMPANY

     Stillwater Mining Company (the "Company") was incorporated under that name by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 2, 1992. The undersigned, being the Chief Executive Officer of Stillwater Mining Company, a Delaware corporation, hereby certifies that this Certificate of Amendment to the Certificate of Incorporation of the Company, which further amends the provisions of the Company's Certificate of Incorporation as heretofore amended, was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and by the written consent of its stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware, and written notice thereof has been given to all stockholders who did not consent thereto in writing, and that the Certificate of Incorporation, as heretofore amended, is hereby amended by inserting the following at the end of Article 4 thereof:

          That without further action, each of four shares of Common Stock, $.01 par value, of the Company (the "Old Shares") hereby are changed and combined into three fully paid and non-assessable shares of Common Stock, par value $.01 per share, authorized under the Certificate of Incorporation of this Company (the "New Shares"), effective as of December 22, 1994, at 8:00 a.m. Eastern Standard Time.

               That the authorized Capital Stock of the Company shall continue to consist of Fifty Million (50,000,000) shares of Common Stock, par value $.01 per share, and One Million (1,000,000) shares of preferred stock, par value $.01 per share.

               That to avoid the creation of fractional shares of Common Stock of this Company by reason of accomplishment of the reverse stock split accomplished by these resolutions, no fractional New Shares shall be delivered by this Company but, in lieu thereof, this Company shall purchase and acquire, as Treasury Shares, such fractional parts of a New Share as would otherwise be deliverable but for such prohibition against fractionalization, and the Company shall pay for fractional parts of a New Share so acquired on the basis of such price per whole New Share as shall be equal to the initial public offering price of the Company's Common Stock, to be payable in cash upon surrender by the holder of a certificate or certificates for Old Shares.

               That each certificate representing Old Shares shall, without further action, be deemed to represent such number of whole New Shares (without fractional shares) as results from the reverse stock split described in these resolutions.
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     That the officers of this Company be, and they hereby are, authorized and empowered to do, and to cause to be accomplished, all things necessary or appropriate to implement consummation of the reverse stock split contemplated by these resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of December, 1994.


                                   By: /s/  CHARLES R. ENGLES
                                       -------------------------------
                                       Charles R. Engles
                                       Chief Executive Officer



                                   ATTEST:

                                   By:  /s/ ROGER P. TWISSELMAN
                                        ------------------------------
                                        Roger P. Twisselman, Secretary


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